United States securities and exchange commission logo





                            September 16, 2021

       Joseph A. Geraci, II
       Chief Financial Officer
       Mill City Ventures III, Ltd.
       1907 Wayzata Blvd #205
       Wayzata, Minnesota 55391

                                                        Re: Mill City Ventures
III, Ltd
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed March 10,
2021
                                                            Form 10-Q for the
Quarterly Period Ended June 30, 2021
                                                            Filed August 16,
2021
                                                            File No. 811-22778

       Dear Mr. Geraci:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Note 2 - Summary of Significant Accounting Policies
       Use of Estimates, page 18

   1. We note that you are an investment company following accounting and reporting guidance in ASC 946. We
also note that you have changed your business structure and
                                                        have focused your
business on the provision of short-term specialty financing to small businesses, small-cap
public companies, and high-net-worth individuals. Please provide us with your accounting
analysis explaining how you concluded that ASC 946 remains
                                                        applicable after
withdrawal of your business development company election and the change to your business
focus. Refer to ASC 946-10-25-1 & 2.
 Joseph A. Geraci, II
Mill City Ventures III, Ltd.
September 16, 2021
Page 2
Form 10-Q for the Quarterly Period Ended June 30, 2021

General

2. We did not see Inline XBRL provided in connection with this filing. Please advise or revise as necessary.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Cara Lubit at 202-551-5909 or Hugh West at 202-551-3872 with any questions.



                                                           Sincerely,
FirstName LastNameJoseph A. Geraci, II
                                                           Division of
Corporation Finance
Comapany NameMill City Ventures III, Ltd.
                                                           Office of Finance
September 16, 2021 Page 2
cc:       Douglas M. Polinsky
FirstName LastName